Exhibit 99.1
Brookfield Infrastructure Partners L.P.

News Release

BROOKFIELD INFRASTRUCTURE ANNOUNCES MANAGEMENT CHANGES

Hamilton, Bermuda, September 27, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced the appointment of Bahir Manios as Chief Financial Officer of Brookfield Infrastructure.    Bahir succeeds John Stinebaugh, who will be taking on another role at Brookfield.

“John has demonstrated exceptional financial leadership since the spin-off of Brookfield Infrastructure in 2008 and has played a key role in growing the business.  We know that John will continue to be a significant contributor to the success of Brookfield,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “For the last six years, Bahir Manios has been responsible for the finance and treasury functions for Brookfield’s infrastructure group and is well known to many of our investors.  He joined Brookfield in 2004 and has held a number of senior finance roles within the organization.  We look forward to Bahir playing a strong leadership role in the financial management of the Partnership, as we continue to execute our growth strategy.”

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations		Media: Andrew Willis Senior Vice President, Communications and Media
Tel: Email:	416-956-5154 tracey.wise@brookfield.com	Tel: Email:	416-369-8236 andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will,” “seek,” “expect”, “target”, “is positioned to” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the future expected cash flows, capital expenditures and values of Brookfield Infrastructure’s assets, the ability to acquire similar assets in future and the targeted distribution payout ratio. Although Brookfield

Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.